SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Amendment No. 7)

Under the Securities Exchange Act of 1934

Xencor, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98401F 105

(CUSIP Number)

John S. Stafford III

350 N. Orleans Street, Suite 2N

Chicago, IL 60654

312-244-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98401F 105		13D

1.	Name of Reporting Persons John S. Stafford III (“Stafford”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,005,672 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,005,672 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,005,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.8% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)          605,723 shares are held by Ronin Trading, LLC (“Ronin Trading”), a limited liability company owned and managed by Stafford. 4,399,949 shares are held in a Class C Capital Account of John S. Stafford, III at Ronin Capital, LLC (“Ronin Capital”), a limited liability company owned and managed by Mr. Stafford. Mr. Stafford is the indirect beneficial owner of all of the shares of common stock of the Issuer held of record by Ronin Capital and Ronin Trading.

(2)         This percentage is calculated based upon the 57,004,786 shares of the Issuer’s Common Stock reported to be outstanding as of April 27, 2020 in the Issuer’s Definitive Proxy Statement on Schedule 14A as filed with the SEC on April 29, 2020.

CUSIP No. 98401F 105		13D

1.	Name of Reporting Persons Ronin Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,399,949 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,399,949 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,399,949

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 7.7% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)         The shares are held in a Class C Capital Account of John S. Stafford, III at Ronin Capital. Mr. Stafford is the indirect beneficial owner of all of the shares of common stock of the Issuer held of record by Ronin Capital.

(2)          This percentage is calculated based upon the 57,004,786 shares of the Issuer’s Common Stock reported to be outstanding as of April 27, 2020 in the Issuer’s Definitive Proxy Statement on Schedule 14A as filed with the SEC on April 29, 2020.

CUSIP No. 98401F 105		13D

1.	Name of Reporting Persons Ronin Trading, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 605,723 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 605,723 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 605,723

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 1.1% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)         The shares are held by Ronin Trading.  Mr. Stafford is the indirect beneficial owner of all of the shares of common stock of the Issuer held of record by Ronin Trading.

(2)         This percentage is calculated based upon the 57,004,786 shares of the Issuer’s Common Stock reported to be outstanding as of April 27, 2020 in the Issuer’s Definitive Proxy Statement on Schedule 14A as filed with the SEC on April 29, 2020.

Item 1.	Security and Issuer.

This Amendment No. 7 to Schedule 13D (this “Amendment”) is being filed as an amendment to the initial statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (“Common Stock”) of Xencor, Inc., a Delaware corporation (the “Issuer” or “Xencor”) as filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2013 (the “Schedule 13D”), as amended by Amendment No. 1 filed June 20, 2014, as amended by Amendment No. 2 filed December 1, 2015, as amended by Amendment No. 3 filed February 14, 2017, as amended by Amendment No. 4 filed February 14, 2019, as amended by Amendment No. 5 filed December 27, 2019 and as amended by Amendment No. 6 filed April 8, 2020 (as so amended, the “Schedule 13D”).  The principal executive offices of the Issuer are located at 111 West Lemon Avenue, 2nd Floor, Monrovia, CA 91016.  The Schedule 13D is hereby further amended and supplemented as follows:

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is amended and supplemented as follows:

All of the percentages of beneficial ownership  of the Reporting Persons set forth in this Schedule 13D are based on 57,004,786 shares of the Issuer’s Common Stock reported to be outstanding as of April 27, 2020 in the Issuer’s Definitive Proxy Statement on Schedule 14A as filed with the SEC on April 29, 2020.

As of April 30, 2020, John S. Stafford III beneficially owns 5,005,672 shares of the Common Stock of the Issuer, representing approximately 8.8% of the Issuer’s outstanding shares of Common Stock.  Mr. Stafford is the indirect beneficial owner of all 4,399,949 shares of Common Stock beneficially owned by Ronin Capital, LLC, representing approximately 7.7% of the Issuer’s outstanding shares of Common Stock.  Mr. Stafford, as the manager of Ronin Trading, LLC, also may be deemed to beneficially own the 605,723 shares of Common Stock beneficially owned by Ronin Trading, LLC, representing approximately 1.1% of the outstanding shares of Common Stock.

Subsequent to the filing of Amendment No. 6 to the Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s securities within the last sixty days prior to the filing of this Amendment:

Ronin Trading, LLC

•                                          On April 7, 2020,  Ronin Trading, LLC sold 282 shares at an average price of $31.7681 per share.

Ronin Capital, LLC

•                                          On April 8, 2020,  Ronin Capital, LLC sold  39,689 shares at an average price of $30.03 per share.

•                                          On April 9, 2020  Ronin Capital, LLC sold  44,271 shares at an average price of $30.73 per share.

•                                          On April 13, 2020,  Ronin Capital, LLC sold  2,501 shares at an average price of $29.7506 per share.

•                                          On April 14, 2020  Ronin Capital, LLC sold  33,344 shares at an average price of $31.1525 per share.

•                                          On April 15, 2020,  Ronin Capital, LLC sold  100 shares for $30.56 per share.

•                                          On April 16, 2020  Ronin Capital, LLC sold  12,300 shares at an average price of $28.2590 per share.

•                                          On April 17, 2020,  Ronin Capital, LLC sold  17,229 shares at an average price of $29.61 per share.

•                                          On April 20, 2020  Ronin Capital, LLC sold  39,934 shares at an average price of $30.0811 per share.

•                                          On April 21, 2020,  Ronin Capital, LLC sold  70,755 shares at an average price of $28.912 per share.

•                                          On April 22, 2020  Ronin Capital, LLC sold  51,796 shares at an average price of $29.182 per share.

•                                          On April 23, 2020,  Ronin Capital, LLC sold  29,422 shares at an average price of $29.8096 per share.

•                                          On April 24, 2020  Ronin Capital, LLC sold  36,621 shares at an average price of $29.956 per share.

•                                            On April 27, 2020,  Ronin Capital, LLC sold  78,040 shares at an average price of $31.348 per share.

•                                          On April 28, 2020  Ronin Capital, LLC sold  30,527 shares at an average price of $31.14 per share.

•                                          On April 29, 2020,  Ronin Capital, LLC sold 118,108 shares at an average price of $31.42 per share.

•                                          On April 30, 2020, Ronin Capital, LLC sold 7,844 shares at an average price of $30.38 per share.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  May 1, 2020

RONIN TRADING, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda	/s/ John S. Stafford, III
Title:	Chief Compliance Officer	JOHN S. STAFFORD, III

RONIN CAPITAL, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda
Title:	Chief Compliance Officer